SCHEDULE 13D

Amendment No.
Merry-Go-Round Enterprises, Inc.
common stock
Cusip # 590436101
Filing Fee: Yes


Cusip # 590436101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	2,870,200
Item 8:	None
Item 9:	5,145,800
Item 10:	None
Item 11:	5,145,800
Item 13:	9.54%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Merry-Go-Round Enterprises, Inc. a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 3300 Fashion Way, Joppa, Maryland 21085.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets include the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by two of the Fidelity Funds, and by two of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 2,389,800 Shares for cash in the amount of approximately $7,165,860, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 114,200 Shares sold aggregated approximately 314,540.
The attached Schedule B sets forth Shares purchased and/or sold since April
15, 1994.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 2,897,400 Shares for cash in the amount of approximately $8,254,336, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 27,200 Shares sold aggregated approximately $58,058.
The attached Schedule B sets forth Shares purchased and/or sold since April 15, 1994.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Except as set forth below, neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or
(v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act. In addition to the equity interests, the ownership of which is disclosed in this Schedule, the Fidelity Funds and Accounts presently own in aggregate at least $90 million face amount of creditor claims against the Company. Fidelity and FMTC presently intend to participate actively in the formulation of a chapter 11 plan of reorganization for the Company through discussions with the Company, discussions with various committees appointed in the Company's chapter 11 case or otherwise. The consummation of any plan of reorganization is likely to result in several of the transactions or changes referred to in the first sentence of this paragraph.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 5,145,800 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, 2,275,600 Shares, or approximately 4.22% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 2,870,200 Shares, or approximately 5.32% of the outstanding
Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 5,145,800 Shares, or approximately 9.54% of the outstanding Shares of the Company.

	In addition, the Fidelity Funds hold $11,884,934 principal amount of the Convertible Fixed Rate Note due May 16, 1997 (the "Note"). The Accounts hold $17,827,400 principal amount of the Note. The Note is convertible into 66.666 Shares of common stock for each $1,000 principal amount of the Note, at $15.00 per Share from April 30, 1995 through May 31, 1995. If converted, the
Fidelity Funds could receive 792,320 Shares of common stock, and the Accounts could receive 1,188,480 Shares of common stock.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,275,600 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 2,870,200 Shares and sole power to vote or to direct the voting of 4,058,682 Shares.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities
	of the Issuer.

	In addition to the equity interests, the ownership of which is disclosed in this Schedule, the Fidelity Funds and Accounts presently own in aggregate at least $90 million face amount of creditor claims against the Company.
These creditor claims consist of trade claims, bank claims, the Notes referred to in Item 5(a) above, and certain additional notes. In addition, Fidelity also assumed certain indemnification obligations in connection with its acquisition of the Note.

	Except for the foregoing, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	June 29, 1994				By:	/s/ Arthur Loring /s/Arthur
Loring
							Arthur Loring
							Vice President-Legal


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Administration,	Financial Officer,
Chief Financial	FMR
Officer


SCHEDULE B


Merry-Go-Round, Enterprises, Inc.

Two Fidelity Fund(s) sold Shares since April 15, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-06-94	25,000	$2.13
	05-11-94	1,300	2.00



SCHEDULE B


Merry-Go-Round, Enterprises, Inc.

Two Account(s) sold Shares since April 15, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-06-94	25,000	$2.13
	05-11-94	1,200	2.00